SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Amended and Restated Articles of Association for A/S Steamship Company Torm (the “Company”), as adopted at the Company’s annual general meeting on April 22, 2009 and registered in the Danish Commerce and Companies Agency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: April 24, 2009
By: /s/ Mikael Skov
Name: Mikael Skov
Title:   Chief Executive Officer

SK 03810 0001 990134

Exhibit 1

ARTICLES OF ASSOCIATION
of
TORM A/S
Article 1

1.1.	The Company's name is TORM A/S.

1.2.	The Company also carries out business under the secondary names Aktieselskabet af 3. November 1986 (TORM A/S), BWT 3 ApS (TORM A/S) and Aktieselskabet Dampskibsselskabet TORM (TORM A/S).

1.3.	The Company's registered office is situated in the Municipality of Gentofte.

1.4.
The objects for which the Company has been established are to carry out business within shipping, chartering and other transport services, to make investments, including in real property, and to carry on such other business as the Board of Directors may deem incidental to the attainment of the said objects. The objects may be attained by ownership in whole or in part, including as shareholder, partner or otherwise of any other business which has one or more of the objects set out above.

Article 2

2.1.	The Company's share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiple thereof.

2.2.	The share capital has been fully paid up.

2.3.
In the period until 1 April 2013, the Company's share capital may at the discretion of the Board of Directors be increased in one or more issues of new shares by up to DKK 182m. The increase may be made by cash contribution or as consideration for the acquisition of all or part of an existing business or specific assets, including shares.

2.4.	By virtue of Article 2(3), the Board of Directors may offer the shares for subscription at market price without the existing shareholders having any preferential subscription rights.

2.5.	The new shares, which shall be negotiable instruments, shall be issued to bearer.

2.6.
Until 1 April 2010 the Board of Directors shall be authorised to increase the share capital in one or more transactions by up nominally DKK 10,000,000 in total, corresponding to 2,000,000 shares, by cash payment of not less than DKK 5.25 per share of DKK 5 by subscription among the employees of the Company and/or of its subsidiaries, without the shareholders of the Company having any pre-emption rights. The other terms and conditions for the subscription will be determined by the Board of Directors. The new shares shall carry the same rights as the existing shares as set out in the Articles of Association of the Company, including that they shall be negotiable instruments, that they shall be issued to the holder but may be recorded in the Company's register of shareholders in the name of the holder, that they shall not be subject to redemption, that there shall be no restrictions to the transferability of the new shares, and that the new shares shall not confer any special rights on their holders. The shares shall be subject to the applicable rules on taxation of employee shares.

Article 3

3.1.	The Company's shares shall be negotiable instruments, and the transferability of the shares shall not be subject to any restrictions.

3.2.	The shares shall be issued through VP SECURITIES A/S and/or under an American Depositary Receipt Program (ADR Program).

3.3.
The shares shall be issued to bearer, but may be entered in the Company's register of shareholders in the name of the holder. The Company has appointed VP Investor Services A/S (VP Services A/S), Weidekampsgade 14, DK-2300 København S, keeper of the Company’s Register of Shareholders for all shares issued by the Company.

3.4.	No share shall confer special rights upon its holder.

3.5.	No shareholder shall be obliged to have his shares redeemed.

3.6.
When the audited annual report has been adopted by the Company in general meeting, the declared dividend shall be distributed by transfer to the accounts designated by the shareholders in accordance with the rules on VP SECURITIES A/S in force from time to time.

3.7.	Any dividend payable to a shareholder which remains unclaimed for five years after the due date shall accrue to the Company.

3.8.	The Board of Directors has been authorised by the general meeting to resolve to distribute interim dividend.

Article 4

4.1.
If previously issued shares have been lost and no application for registration of the shares has been filed with VP SECURITIES A/S, such shares and appurtenant coupon sheets, talons and interim certificates may on the Company's initiative and at the expense of the applicant be cancelled without judgment in accordance with the statutory rules on this in force from time to time.

Article 5

5.1.	The general meetings of the Company shall be held in Region Greater Copenhagen.

5.2.	Annual general meetings shall be held every year before the end of April.

5.3.	Proposals made by shareholders shall be submitted in writing to the Board of Directors not later than 15 February in order to be considered at the annual general meeting.

5.4.
Extraordinary general meetings shall be held when the Board of Directors or the auditors think fit. Extraordinary general meetings shall be convened within 14 days if requisitioned in writing by shareholders holding one-tenth of the share capital for the purpose of considering specific business.

5.5.
General meetings shall be convened four weeks before the general meeting at the earliest. Annual general meetings shall be convened not later than 14 days before the meeting and extraordinary general meetings shall be convened not later than eight days before the meeting.

5.6.
General meetings shall be convened by a notice inserted in the national Danish newspapers Berlingske Tidende and Børsen and in such manner and in such form as may at any time be required by the stock exchanges on which the Company's shares or ADR receipts (American Depositary Receipts) are listed. Written notice of the meeting shall, however, be given to all shareholders entered in the Company's register of shareholders and/or to all ADR holders who have registered their holdings with the Company on request.

5.7.
The notice convening the general meeting shall specify the business to be transacted at the meeting. If proposals for amendments to the Articles of Association are to be considered, the essential aspects of the proposal shall be stated in the notice.

Article 6

6.1.
On 22 April 2009, the Annual General Meeting resolved to authorise the Board of Directors to i) fix the date for introduction of communication by electronic means pursuant to Articles 6(3) – 6(6) below and at the same time to ii) make all necessary amendments to the Articles of Association.

6.2.	The Board of Directors shall notify the Company’s shareholders about the date of introduction of communication by electronic means.

6.3.
The Company shall be entitled to give any notices to the Company's shareholders under the Danish Public Companies Act or these Articles of Association by electronic mail, and documents may be made available or forwarded in electronic form. The annual report and any other notices required to be given to the shareholders by law must, however, always be available in paper version and forwarded to any shareholders having so requested.

6.4.
The Management Board will ask all shareholders recorded in the Company's register of shareholders to provide their current email addresses to which notices etc., cf. Article 6(1) above, may be given. It is the responsibility of the shareholder to provide the Company with a correct and current email address.

6.5.	At the discretion of the Board of Directors, the above form of communication may also be used for communication between the Company and the members of the Board of Directors.

6.6.	Information on system requirements and the use of electronic communication shall be provided directly to the shareholders by the Company's Management Board or be published on the Company's website.

Article 7

7.1.	The agenda for the annual general meeting shall be as follows:

1.	Director's report on the activities of the Company in the past year.

2.	Presentation for adoption of the annual report.

3.	The Board of Director's proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

4.	Election of members to the Board of Directors.

5.	Appointment of auditor/auditors.

6.	Any other business and notices.

Article 8

8.1
Any shareholder and any ADR holder shall be entitled to attend the general meeting provided he has, no later than four days before the meeting, obtained an admission card for the meeting from the office of the Company on presentation of due evidence of authority or by referring to registration of shares or ADR's.

8.2.
The issue of an admission card requires documentation for the title to shares or ADR's not registered in the name of a holder in the form of a deposit receipt issued within the last ten business days by VP SECURITIES A/S or the depositary bank and a written declaration showing that the shares or ADR's have not or will not be transferred until, at the earliest, the day after the general meeting for which the admission card is required.

8.3.
Each share of DKK 5.00 shall give its holder the right to one vote. Shares acquired by transfer shall not carry any voting rights unless the shareholder has registered his shares or has given notice of or provided documentation for his acquisition at the latest on the day before the general meeting is advertised in the Danish national newspapers, Berlingske Tidende and Børsen.

8.4.	The shareholder and the ADR holder shall be entitled to attend the general meeting by proxy.

8.5.	The proxy shall produce a written and dated instrument appointing him as proxy which cannot be given for a period exceeding one year.

Article 9

9.1.
The Board of Directors shall appoint a chairman to preside the general meeting and decide all matters relating to the transaction of business and the voting, always provided that any voting shareholder may demand that the resolutions put to the vote of the meeting should be decided by poll.

Article 10

10.1.	General meetings can only form a quorum provided that at least 1/3 of the share capital is represented.

10.2.	At general meetings, all resolutions shall be passed with simple majority.

10.3.
Any adoption of resolutions for amendment of the Articles of Association, the dissolution or merger of the Company with another company or firm, the use of the Company's foundation, rejection of the annual report and/or the Directors' proposal for appropriation of profits, appointment of member(s) of the Company's Board of Directors requires that at least 3/5 of the share capital is represented at the general meeting and that the resolution is adopted by at least 2/3 of all votes cast unless any such resolution is proposed by the Company's Board of Directors. Any resolution for the amendment of the Company's Articles of Association is further subject to the conditions set out in Sections 78-79 of the Danish Companies Act.

10.4.
In the event that shareholders have at the annual general meeting decided by simple majority not to adopt the Company's annual report, the general meeting may, notwithstanding the above, decide by simple majority to submit the annual report for a new audit.

10.5.
In the event that a general meeting has been convened for the purpose of adopting a resolution requiring qualified majority and if an insufficient number of shares are represented at such meeting, the Board of Directors shall as soon as possible convene a new general meeting at which the proposal, irrespective of the number of shares represented, may be adopted by 5/6 of all votes unless 1/3 of the votes represented is against the proposal at the first general meeting. Instruments appointing a proxy for the first general meeting shall, unless expressly revoked, be valid also for the second general meeting.

10.6.	If a resolution is passed by simple majority in accordance with the second paragraph of this Article, the following shall apply:

In case of equality of votes in connection with the election of members to the Board of Directors, auditor/auditors or liquidators, the matter shall be decided by lot between the relevant persons. A proposal shall otherwise be deemed rejected if an equal number of votes has been cast for and against the proposal.

Article 11

11.1.
The proceedings of the general meeting shall be briefly recorded in a minute book authorized by the Board of Directors for this purpose, and the minutes shall be signed by the chairman of the meeting and the members of the Board of Directors present at the meeting.

Article 12

12.1.
The Company shall be managed by a Board of Directors made up of a minimum of three and a maximum of eight members elected from among the shareholders by the Company in general meeting. If employee directors have been elected in accordance with the provisions of the Danish Companies Act, such employee directors shall join the Board of Directors in accordance with the rules in force from time to time.

12.2.
The members of the Board of Directors elected by the Company in general meeting shall hold office for a term of four years so that they resign at the fourth annual general meeting after the general meeting at which they were elected. Any employee directors shall retire in accordance with the provisions of the Danish Companies Act.

12.3.	Retiring members of the Board of Directors shall be eligible for re-election.

12.4.
If, at a general meeting, a shareholder wants to propose a person other than a retiring member of the Board of Directors or if a new member has been proposed by the Board of Directors, notice stating the name of the candidate shall be submitted to the Board of Directors not later than eight days before the general meeting in question.

Article 13

13.1.	The Board of Directors shall appoint a managing director to be in charge of the day-to-day management of the Company, and possibly one or more managers.

13.2.	The Board of Directors shall be entitled to buy, sell and mortgage real property and ships.

13.3.	The Board of Directors shall appoint from among its members a chairman and a deputy chairman to substitute the chairman in his absence.

13.4.	The Board of Directors may grant individual or joint power of procuration.

13.5.
The Board of Directors shall lay down rules of procedure for the performance of its duties. The Board of Directors shall make its decisions by a simple majority of votes. In case of equality of votes, the chairman shall have the casting vote.

13.6.
The members of the Board of Directors shall receive a fixed emolument. The total proposed emolument shall be included in a special note in the annual report and be presented for adoption together with the annual report.

13.7.
At the Company’s Annual General Meeting held on 22 April 2009, the shareholders adopted the overall guidelines for the Company’s incentive plan to members of the Management Board and the Board of Directors, cf. s. 69b of the Danish Companies Act. The guidelines are available at the Company's website www.torm.com.

Article 14

14.1.
The Company shall be bound by the joint signatures of three members of the Board of Directors, one of whom shall be the chairman or the deputy chairman, or by the joint signatures of two members of the Board of Directors, one of whom shall be the chairman or the deputy chairman, and the Managing Director.

Article 15

15.1.
The annual reports of the Company shall be audited by one or two auditors, at least one of whom shall be a state-authorised public accountant. The auditor/auditors shall be appointed by the Company in general meeting for a term of one year.

Article 16

16.1.	The Company's accounting year shall be the calendar year.

As adopted at the Annual General Meeting held on 22 April 2009.

Jan Erlund, Chairman of Meeting

Note:	These Articles of Association are prepared in both a Danish and an English version. In the event of a conflict between them, the Danish version shall prevail.